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By EDGAR and Email

February 8, 2018

John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel, and Mining

100 F Street, N.E.

Washington, D.C. 20549

Re:	CVS Health Corporation
Registration Statement on Form S-4
Filed January 4, 2018
File No. 333-222412

Ladies and Gentlemen:

As discussed with the staff (the “Staff”) of the U.S. Securities and Exchange Commission on February 7, 2018, CVS Health Corporation (“CVS Health”) intends to file Amendment No. 3 (“Amendment No. 3”) to the above-referenced Registration Statement (the “Registration Statement”) in the morning on February 9, 2018 and, immediately thereafter, file a request for the acceleration of the effectiveness of the Registration Statement.

As requested by the Staff, to facilitate the Staff’s review of portions of Amendment No. 3 in advance of its filing, please find attached hereto the sections of Amendment No. 3 titled “COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA COMBINED PER SHARE DATA”, “CVS HEALTH AND AETNA UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS” and “NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS”, in each case, marked against such sections from Amendment No. 2 to the Registration Statement, as filed on February 5, 2018, and showing the changes thereto resulting from the use of the closing price of the shares of CVS Health common stock on the New York Stock Exchange on February 1, 2018 to update the applicable calculations in such sections.

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SHEARMAN.COM

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

February 8, 2018

Please do not hesitate to contact the undersigned at (212) 848-7784 with any questions or comments you may have.

Very truly yours,

/s/ Daniel Litowitz

Daniel Litowitz

Partner

DL

Attachment

cc:	Jonathan Burr – Securities and Exchange Commission
Pamela Howell – Securities and Exchange Commission
David M. Denton – CVS Health Corporation
Thomas M. Moriarty – CVS Health Corporation
Creighton O’M. Condon – Shearman & Sterling LLP
Robert M. Katz – Shearman & Sterling LLP
Thomas J. Sabatino, Jr. – Aetna Inc.
H. Oliver Smith – Davis Polk & Wardwell LLP
John A. Bick – Davis Polk & Wardwell LLP
Harold Birnbaum – Davis Polk & Wardwell LLP